Exhibit 99.4
VOTING INSTRUCTION FORM ENTREE GOLD INC. MEETING TYPE: ANNUAL MEETING MEETING DATE: THURSDAY, JUNE 27,2013 AT 10:30 A.M. PDT RECORD DATE: FOR HOLDERS AS OF MAY 23,2013 PROXY DEPOSIT DATE: JUNE 25,2013 CUID: ACCOUNT NO: CUSIP: 29383G100 APPOINTEE(S): JAMES HARRIS, GREGORY CROWE if you wish to attend the meeting or designate another person to attend, vote, and act on your behalf at the meeting, or any adjournment of postponement thereof, other thatn the person(s) specified above, print your name or the name of the other person attending in the space provided herein. unless you instruct otherwise, the person whose name is written in this space will have full authority to attend, vote and otherwise act in respect of all matters that may come before the meeting or any adjournment or postponement thereof, even if these matters are not set out in the form or the circular. Appoint a proxy complete your voting directions Election of directors: Voting recommendation: for all the nominees proposed as directors James harris rt. hon. lord howard mark bailey lindsay bottomer gregory crowe alan edwards gorden glenn CONTROL NO.:
1 TO SET THE NUMBER OF DIRECTORS AT SEVEN. 3 APPOINTMENT OF DAVIDSON &COMPANY LLP. CHARTERED ACCOUNTANTS AS AUDITORS OF THE COMPANY FOR THE ENSUING YEAR AND AUTHORIZING the DIRECTORS TO FIX THEIR REMUNERATION. 4 RESOLVED AS AN ORDINARY RESOLUTION THAT THE ALTERATION OF THE COMPANY'S ARTICLES BY THE ADDITION OF ADVANCE NOTICE PROVisIONS AS AND AT PART 14B OF THE ARTICLES BE CONFIRMED. 'NOTE' THlS FORM CONFERS DISCRETIONARY AUIHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING
OR ANY ADJOURNMENT THEREOF. 'NOTE THlS VOTING INSTRUCTlON FORM SHOULD BE READ IN CONJUNCTlON WITH THE ACCOMPANYING INFORMATION CIRCULAR.

5931 CHEDWORTH WAY MISSISSAUGA, ON L5R 4G5 ENTREE GOLD INC. 1201-1166 ALBERNI STREET VANCOUVER, BC V6E 323 CANADA ANNUAL MEETING - ENTREE GOLD INC WHEN: THURSDAY, JUNE 27,2013 AT 10:30AM PDT
WHERE: SHANGRI-LA HOTEL 1128 WEST GEORGIA STREET VANCOUVER, BRITISH COLUMBIA - CANADA ONLINE: VOTE AT PROXVVOTE.COM USING YOUR COMPuTER BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS OR
MOBilE DATA DEVICE. YOUR 12-DIGIT CONTROL NUMBER IS Located below AT: ENGLISH: 1-800.414-7493 OR FRENCH: 1-800-474-7501 BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE
ENVELOPE PROVIDED. REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.
CONTROL NO.: + PROXY DEPOSIT DATE: JUNE 25,2013 Dear Client: A meeting is being held for securityholders of the above noted issuer. 1. You are receiving this voting Instruction Form and the enclosed meeting materials at the direction of the issuer as a beneficial owner of securities.You are a beneficial owner because we, as your intermediary, hold the securities in an account for you but not registered in your name. 2. Votes are being solicited by or on behalf of the management of the corporation. 3. Even if you have declined to receive materials, a reporting issuer is entitled to deliver these materials to you and it is our responsibility to forward them. These materials are being sent at no cost to you, in the language you requested, provided that the materials are made available in your requested language. SCAN TO VIEW MATERIAL AND + VOTE NOW 4. unless you attend the meeting and vote in person, your securities can only be voted by us as registered holder or proxy holder of the registered holder in accordance with your instructions. We cannot vote for you if we do not receive your voting instructions. Please complete and return (or provide by one of the alternative available methods) the information requested in this form to provide voting instructions to us promptly. We will issue a proxy on your behalf according to the voting instructions you provide unless you elect to attend the meeting and vote in person. 5. When you give us your voting instructions, you acknowledge that: You are the beneficial owner. You are authorized to provide these voting instructions and you have read the material and the voting instructions on this form. 6. YOU may not Present this voting instruction form at the meeting in order to vote 7. to attend the meeting and vote your shares in person. Write your name or the name of your designate to and on your behalf on the "Appointee" line on the other side of this form, sign and date the form, and return it by mail, or . Go to ProxyVote.com (if availabe and insert the name in the "Appointee" section on the electronic ballot.
You, or your designate, as named "Appointee", may attend the meeting for your vote to be coounted. When you or your designate arrive at the meeting, please register with the scrutineer or proxy tabulator. Unless you instruct otherwise the person whose name is written in tne spacee provided will have full authority to attend and otherwise act at, and present matters to, the meeting and any adjournment or postponement thereof, aud vote on all matters that are brought before the meeting 8. If these voting instructions are given on behalf of a bcdy corporate, set out the full legal name of the body corporate, the name and position of the person giving voting inStructions on behalf of the body corporate and the address for service of the body corporate.
9. If the items listed in the information/proxy circular are different from the items listed on the other side of this form, the information/proxy circular will be considered correct. 10. in the absence of any specific instructions as to voting being provided by you on this form, the item(s) will be voted as recommended on the reverse of this form or as stated in the information/proxy circular, except in the case your appointment of an Appointee. 11. To ensure that your instructions are received in sufficient time to be processed, please ensure that the voting Instruction
Form is returned for processing or voted online at least one business day before the proxy deposit date noted above. Voting instructions received on the proxy deposit date or later may not be able to be included in the final tabulation. If you have any questions or require help, please contact the person who services your account. Disclosure of Information - Electing to Receive
Financial Statements or Requesting Meeting Materials By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the issuer
(or its agent) for mailing purposes. PLEASE SEE OVER

VOTING INSTRUCTION FORm ENTREE GOLD INC. MEETING TYPE: ANNUAL MEETING MEETING DATE: ThURSDAY, JUNE 27 , 2013 AT 10: 30 AM. PDT RECORD DATE:FOR HOLDERS AS OF MAY 23 , 2013 PROXY DEPOSIT DATE: JUNE 26 , 2013
ONLINE: VOTE AT PROXyvOTE.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE. SCAN TO VIEW MATERIAL AND VOTE NOW BY TELEPH0NE:YOU MAY ENTERYOURVOTINGINSTRUCTIONS BY TELEPHONE AT: 1-800-454-8683
BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. REMINDER: PLEASE REVIEW THE INFORMATION IPROXY CIRCULAR BEFORE VOTING. SEE VOTING INSTRUCTION NO. 2 ON REVERSE ***WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORETHE PROXY DEPOSIT DATE.*** 2 .ELECTlONOF DIRECTORS: VOTINGREC0MMFNDATIDN:~All THENOMINEFSPROPOSFDASDIRECTORS(F1LL IN ONLY ONE BOX '' '' PER NOMINEE I N BLACK OR BLUE INK) FOR WITHHOLD 1 jAMES HARRIS  07.GORDEN GLENN 2 RT. HON. LORD HOWARD 03-MARK BAILEY 4 LINDSAY BOTTOMER 5 GREGORY CROWE 06-ALAN EDWARDS ITEM(S):(FILL IN ONlY ONE BOX PER ITEM IN BLACK OR BLUE INK) 1 .TO SET THE NUMBER OF DIRECTORS AT SEVEN For Against 3 -APPOINTMENT OF DAVIDSON& COMPANY LLP. CHARTEREDACCOUNTANTS AS AUDITORS OF THE COMPANY FOR THE ENSUING YEAR AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION 4 -RESOLVED, AS AN ORDINARY RESOlutiON. THAT THE ALTERATION OF THE COMPANY'S ARTICLES BY THE ADDITION OF ADVANCE NOTICE PROVISIONS AS AND AT PART 14B OF THE ARTICLES BE CONFIRMED.'NOTE'THIS FORM CONFERS DISCRETIONARYAUTHORITY to VOTE ON SUCH OTHER BUSINESS MAY PROPERLY COME BEFORE THE MEETING OR ANYADJOURNMENT THEREOF. *NOTE' THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONjUNCTlON WITH THE ACCOMPANYING INFORMATION CIRCUUR. FILL IN THE BOX TO THE RIGHT IF YOU PLAN TO ATTEND THE  MEETING AND VOTE THESE SHARES IN PERSON.

Broadridge™

51 MERCEDES WAY
EDGEWOOD NY 11717

ANNUAL MEETING
ENTRÉE GOLD INC.

WHEN:
THURSDAY, JUNE 27, 2013 AT 10:30 A.M. PDT

WHERE:
SHANGRI-LA HOTEL
1128 WEST GEORGIA STREET
VANCOUVER, BRITISH COLUMBIA
CANADA

**

ENTRÉE GOLD INC.
1201-1166 ALBERNI STREET
VANCOUVER, BC V6E 3Z3
CANADA

About Voting
A meeting is being held for the holders of the securities listed on the other side of this form. As a beneficial holder of the securities you have the right to vote on the item(s) being covered at the meeting, which are described in the Proxy Statement.

Please read the Proxy Statement carefully and take note of any relevant proxy deposit date.
We need to receive your voting instructions at least one business day before the proxy deposit date noted on the reverse.

If you have any questions, please contact the person who services your account.
We have been requested to forward to you the enclosed proxy material relative to securities held by us in your account but not registered in your name. Only we as the holder of record can vote such securities. We shall be pleased to vote your securities in accordance with your wishes, if you will execute the form and return it to us promptly in the enclosed business reply envelope. It is understood that if you sign without otherwise marking the form your securities will be voted as recommended in the Proxy Statement.

For this meeting, the extent of our authority to vote your securities in the absence of your instructions can be determined by referring to the applicable voting instruction number indicated on the face of your form.

For margin accounts, in the event your securities have been loaned over record date, the number of securities we vote on your behalf has been or can be adjusted downward.

Please note that under a rule amendment adopted by the New York Stock Exchange for shareholder meetings held on or after January 1, 2010, brokers are no longer allowed to vote securities held in their clients' accounts on uncontested elections of directors unless the client has provided voting instructions (it will continue to be the case that brokers cannot vote their clients' securities in contested director elections). Consequently, if you want us to vote your securities on your behalf on the election of directors, you must provide voting instructions to us. Voting on matters presented at shareholder meetings, particularly the election of directors is the primary method for shareholders to influence the direction taken by a publicly-traded company. We urge you to participate in the election by returning the enclosed voting instruction form to us with instructions as to how to vote your securities in this election.

If your securities are held by a broker who is a member of the New York Stock Exchange (NYSE), the rules of the NYSE will guide the voting procedures. These rules provide that if instructions are not received from you prior to the issuance of the first vote, the proxy may be given at the discretion of your broker (on the tenth day, if the material was mailed at least 15 days prior to the meeting date or on the fifteenth day, if the proxy material was mailed 25 days or more prior to the meeting date). In order for your broker to exercise this discretionary authority, proxy material would need to have been mailed at least 15 days prior to the meeting date, and one or more of the matters before the meeting must be deemed "routine" in nature according to NYSE guidelines. If these two requirements are met and you have not communicated to us prior to the first vote being issued, we may vote your securities at our discretion on any matters deemed to be routine. We will nevertheless follow your instructions, even if our discretionary vote has already been given, provided your instructions are received prior to the meeting date.

The following instructions provide specifics regarding the meeting for which this voting form applies.

Instruction 1
All proposals for this meeting are considered "routine". We will vote in our discretion on all proposals, if your instructions are not received.

If your securities are held by a bank, your securities cannot be voted without your specific instructions.

Instruction 2
In order for your securities to be represented at the meeting on one or more matters before the meeting, it will be necessary for us to have your specific voting instructions. If your securities are held by a bank, your securities cannot be voted without your specific instructions.

Instruction 3
In order for your securities to be represented at the meeting, it will be necessary for us to have your specific voting instructions.

Instruction 4
We have previously sent you proxy soliciting material pertaining to the meeting of shareholders of the company indicated. According to our latest records, we have not as of yet received your voting instruction on the matter(s) to be considered at this meeting and the company has requested us to communicate with you in an endeavor to have your securities voted.

**If you hold your securities through a Canadian broker or bank, please be advised that you are receiving the voting instruction form and meeting materials, at the direction of the issuer. Even if you have declined to receive securityholder materials, a reporting issuer is required to deliver these materials to you. If you have advised your intermediary that you object to the disclosure of your beneficial ownership information to the reporting issuer, it is our responsibility to deliver these materials to you on behalf of the reporting issuer. These materials are being sent at no cost to you.

To attend the meeting and vote your shares in person
If you wish to attend the meeting, mark the appropriate box on the other side of this form, and a legal proxy will be issued and mailed to you. The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the Proxy Statement applicable to the delivery of a proxy.

The legal proxy will be mailed to the name and address noted on the other side of this form. **You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the Proxy Statement.** You or your designate must attend the meeting for your vote to be counted.

Allow sufficient time for the mailing and return of the legal proxy by the proxy deposit date to the issuer or its agent.
Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps in order for the proxy to be fully effective under applicable law. For example, it may be necessary that you deposit the legal proxy with the issuer or its agent in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on this voting instruction form will not be effective. **If you have any questions, please contact the person who services your account.**

Disclosure of Information – Electing to Receive Financial Statements or Requesting Meeting Materials
By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the issuer (or its agent) for mailing purposes.

PLEASE SEE OVER

P40855-
293830100

1